Exhibit 99.10

Algonquin Power & Utilities Corp. announces closing of Mid-West Natural Gas Distribution Acquisition

OAKVILLE, ON, Aug. 1, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) announced today that Liberty Utilities, APUC’s regulated distribution utility, has closed the acquisition of the regulated natural gas distribution utility assets located in Illinois, Iowa and Missouri from Atmos Energy Corporation. The acquisition was originally announced in May 2011 and final regulatory approvals were received in June 2012.

Consideration for the utility asset purchase was approximately U.S. $127.7 million representing a multiple of regulatory assets of 1.102x, plus working capital and closing adjustments. The regulated natural gas distribution utilities provide natural gas service to approximately 83,000 customers in Missouri, Illinois and Iowa.

The acquisition was funded through existing working capital, proceeds of $45 million from 6.977 subscription receipts that were previously issued to Emera Inc., and from a portion of Liberty Utilities’ previously announced U.S. $225 million private placement debt financing. The notes are senior unsecured with an average life maturity of over ten years and a weighted average coupon of 4.38%. The notes have been assigned a rating of “BBB high” by DBRS Limited.

“We are very pleased to have further extended our utilities footprint into the U.S. markets of Illinois, Missouri, and Iowa, and look forward to the continued positive relationship with Atmos during the transition period”, commented Ian Robertson, Chief Executive Officer of APUC. “These well maintained, high quality utility assets provide additional diversification to our utilities business and further strengthen our financial profile with long term stable utility cash flows and earnings.”

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., the company’s regulated distribution utility business, provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. Algonquin Power Co. (APCo), the company’s electric generation subsidiary, includes 46 renewable energy facilities and 12 thermal energy facilities representing more than 480 MW of installed capacity. Algonquin Power & Utilities Corp. and its operating subsidiaries deliver continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 17:01e 01-AUG-12